A

03015875

4/2/03

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC MAIL PROCESSING RECEIVED MAR 26 2003 WASH. D.C.

SEC FILE NUMBER
8-50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING ~~01/31/02~~ 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER: South AtLantic Enterprises, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3301 Woman's Club Drive, Suite 105
(No. and Street)

Raleigh (City) North Carolina (State) 27612 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Abbott, Jr. (919) 785-3050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenthal & Kaplin, P.C.
(Name – *if individual, state last, first, middle name*)

7100 Peachtree Dunwoody Road, Suite 200 (Address) Atlanta (City) Georgia (State) 30328 (Zip Code)

HECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ist be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PY

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L. Abbott
Signature

President
Title

Today is 03-27-2003

Melissa S. Rivenbark
Notary Public

My commission expires June 11, 2006.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATMENTS
with the
INDEPENDENT AUDITORS' REPORT
YEARS ENDED DECEMBER 31, 2002 and 2001

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of
THE SECURITIES and EXCHANGE COMMISSION

	For the years ended December 31, 2002	2001
TOTAL STOCKHOLDERS' EQUITY	$458,953	$400,259
DEDUCTIONS and / or CHANGES		
Non-allowable assets	(12,400)	(12,400)
TENTATIVE NET CAPITAL	$446,553	$387,859
Haircut on securities	(14,733)	0
NET CAPITAL	$431,820	$387,859
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	$45,978	$86,001
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	10.65%	22.17%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$426,820	$382,859
RECONCILIATION with COMPANY'S COMPUTATION In PART II of FORM X-17A-5 as of DECEMBER 31, 2002 and 2001:		
Net capital as reported in Company's Part II: Unaudited Focus Report	$417,533	$473,874
Employer SEP contribution	(22,500)	(25,500)
Audit adjustment for accrued and other expenses	36,787	(60,515)
NET CAPITAL PER ABOVE	$431,820	$387,859

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of THE SECURITIES and EXCHANGE COMMISSION

	For the years ended December 31,	
	2002	2001
TOTAL STOCKHOLDERS' EQUITY	$458,953	$400,259
DEDUCTIONS and / or CHANGES		
Non-allowable assets	(12,400)	(12,400)
TENTATIVE NET CAPITAL	$446,553	$387,859
Haircut on securities	(14,733)	0
NET CAPITAL	$431,820	$387,859
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	$45,978	$86,001
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	10.65%	22.17%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$426,820	$382,859
RECONCILIATION with COMPANY'S COMPUTATION in PART II of FORM X-17A-5 as of DECEMBER 31, 2002 and 2001:		
Net capital as reported in Company's Part II:		
Unaudited Focus Report	$417,533	$473,874
Employer SEP contribution	(22,500)	(25,500)
Audit adjustment for accrued and other expenses	36,787	(60,515)
NET CAPITAL PER ABOVE	$431,820	$387,859

The accompanying notes are an integral part of these statements

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of THE SECURITIES and EXCHANGE COMMISSION

	For the years ended December 31,	
	2002	2001
TOTAL STOCKHOLDERS' EQUITY	$458,953	$400,259
DEDUCTIONS and / or CHANGES		
Non-allowable assets	(12,400)	(12,400)
TENTATIVE NET CAPITAL	$446,553	$387,859
Haircut on securities	(14,733)	0
NET CAPITAL	$431,820	$387,859
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities	$45,978	$86,001
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	10.65%	22.17%
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$426,820	$382,859
RECONCILIATION with COMPANY'S COMPUTATION in PART II of FORM X-17A-5 as of DECEMBER 31, 2002 and 2001:		
Net capital as reported in Company's Part II: Unaudited Focus Report	$417,533	$473,874
Employer SEP contribution	(22,500)	(25,500)
Audit adjustment for accrued and other expenses	36,787	(60,515)
NET CAPITAL PER ABOVE	$431,820	$387,859

The accompanying notes are an integral part of these statements